Exhibit 99.1

BriaCell to Present at the AACR 2022; Provides Corporate Buyback and Insider Buying Update

●	BriaCell selected to present at the American Association for Cancer Research (AACR) Annual Meeting 2022
●	Corporate buyback program continues; 1,031,672 shares and 200,740 warrants repurchased since program commencement
●	Insiders intend to acquire up to approximately 10% of BriaCell’s common shares, or 1.59 million shares

PHILADELPHIA and VANCOUVER, British Columbia, February 10, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, has been selected to present at the American Association for Cancer Research (AACR) Annual Meeting 2022 held from April 8 - 13, 2022 at Ernest N. Morial Convention Center, New Orleans, Louisiana. Details include:

Title: Toward a personalized off-the-shelf cellular immunotherapy for cancer

Session Category: Immunology

Session Title: Vaccines: Oncolytic and Prophylactic

Session Date and Time: Tuesday, April 12, 2022 and 1:30 - 5:00 p.m. CT (2:30 - 6:00 p.m. ET)

Location: New Orleans Convention Center, Exhibit Halls D-H, Poster Section 40

Poster Board Number: 7

Permanent Abstract Number: 3557

Following the presentation, a copy of the poster will be posted on https://briacell.com/scientific-publications/.

Corporate Buyback

Pursuant to the normal course issuer bid securities buyback program (the “Buyback”) announced September 9, 2021, BriaCell has repurchased 1,031,672 common shares (the “Common Shares”) and 200,740 publicly traded BCTXW warrants (the “Listed Warrants”) which have now been cancelled from the total number of shares and warrants outstanding. Common Shares outstanding in the public float now total 14,037,213 and the Listed Warrants outstanding in the public float now total 3,865,817. As announced, BriaCell may purchase through the facilities of the Toronto Stock Exchange, the Nasdaq Capital Market (“Nasdaq”) or alternative exchanges (i) up to 1,341,515 Common Shares and (ii) up to 411,962 publicly traded BCTXW Listed Warrants in total, representing 10% of the outstanding securities comprising the public float as of September 8, 2021.

As of December 13, 2021, the Company had approximately US$52 million in cash with no debt outstanding.

Insider Buying

As disclosed December 16, 2021, certain members of BriaCell’s Board of Directors and Management team (the “Insiders”) had informed the Company of their intention, on an individual basis and not in concert, to use their personal funds to purchase approximately 10% (1.59 million Common Shares and/or Listed Warrants) of the Company’s Common Shares and Listed Warrants outstanding within the six month period commencing January 31, 2022. Any Insider purchase will be conducted in compliance with the Company’s insider trading policy and Insiders will meet the SEC and TSX reporting obligations. The timing and dollar amount of Insiders’ purchases may vary individually. Purchases of securities by Insiders may coincide with BriaCell’s ongoing Buyback. BriaCell has internal governance procedures in place to execute the Company’s Buyback repurchases independently from any Insiders’ purchase of Securities.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com